Board of Directors
Sino Gas International Holdings, Inc.

Consent of Independent Registered Public Accounting Firm

We hereby consent to your disclosure of our audit report dated February 11, 2010 on the consolidated financial statements of Sino Gas International Holdings, Inc. as of and for the years ended December 31, 2009 and 2008, included in the post effective amendment to Form S-1 of Sino Gas International Holdings, Inc.

For the purpose of the aforesaid post effective amendment to Form S-1, we also consent to the reference of our firm as "Experts" under the Experts' caption, which, in so far as applicable to our firm means accounting experts.

South San Francisco, California	/s/ Samuel H. Wong & Co., LLP
April 08, 2010	Certified Public Accountants